UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

MOMO INC.

(Name of Issuer)

CLASS A ORDINARY SHARES, par value $0.0001 per share

(Title of Class of Securities)

60879B107**

(CUSIP Number)

Timothy A. Steinert, Esq.

Alibaba Group Holding Limited

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong

 Tel: +852.2215.5100

With a copy to:

Kathryn King Sudol, Esq.

Simpson Thacher & Bartlett

ICBC Tower – 35th Floor

3 Garden Road, Central

Hong Kong

Tel: +852.2514.7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing two Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60879B107

1.	Name of Reporting Person Alibaba Investment Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,749,140 Class A Ordinary Shares (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 77,749,140 Class A Ordinary Shares (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,749,140 Class A Ordinary Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.

Percent of Class Represented by Amount in Row (11)
27.0% of Class A Ordinary Shares issued and outstanding (2) (representing 6.2% of the voting power of the total issued and outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) (3)

14.	Type of Reporting Person CO

(1)

The Reporting Persons are deemed to beneficially own 77,749,140 Class A Ordinary Shares based on beneficial ownership of 76,269,140 Class A Ordinary Shares and 740,000 American depositary shares (the “ADSs”), representing 1,480,000 Class A Ordinary Shares.

(2)

Based on an aggregate of 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of June 30, 2016, as disclosed in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed in the Schedule 13D filed by Gallant Future Holdings Limited, among other persons, with the Securities and Exchange Commission on April 6, 2016.

(3)	Each Class B Ordinary Share is entitled to 10 votes per share, and each Class A Ordinary Share is entitled to one vote per share.

CUSIP No. 60879B107

1.	Name of Reporting Person Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,749,140 Class A Ordinary Shares (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 77,749,140 Class A Ordinary Shares (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,749,140 Class A Ordinary Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.

Percent of Class Represented by Amount in Row (11)
27.0% of Class A Ordinary Shares issued and outstanding (2) (representing 6.2% of the voting power of the total issued and outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) (3)

14.	Type of Reporting Person CO

(1)

The Reporting Persons are deemed to beneficially own 77,749,140 Class A Ordinary Shares based on beneficial ownership of 76,269,140 Class A Ordinary Shares and 740,000 American depositary shares (the “ADSs”), representing 1,480,000 Class A Ordinary Shares.

(2)

Based on an aggregate of 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of June 30, 2016, as disclosed in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed in the Schedule 13D filed by Gallant Future Holdings Limited, among other persons, with the Securities and Exchange Commission on April 6, 2016.

(3)	Each Class B Ordinary Share is entitled to 10 votes per share, and each Class A Ordinary Share is entitled to one vote per share.

Introductory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) hereby amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on April 7, 2016 (the “Original Schedule 13D”) on behalf of the Reporting Persons, with respect to the Class A Ordinary Shares of Momo Inc., a Cayman Islands company (the “Issuer”), including certain Class A Ordinary Shares represented by ADSs. Except as amended or supplemented herein, the information set forth in the Original Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D. The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 1 is incorporated hereto as Exhibit 99.1.

Item 2.       Identity and Background

Schedules A-1 and A-2 of the Original Schedule 13D are hereby amended and replaced in their entirety by Schedules A-1 and A-2 hereof.

Item 3.                     Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, pursuant to the Proposal Withdrawal Notice (as defined in Item 4 below) and the Termination Agreement (as defined in Item 4 below), on August 18, 2016, the Buyer Group withdrew the Proposal and terminated the Consortium Agreement, as amended by the Amendment to the Consortium Agreement and supplemented by the AIL Adherence Agreement and Yunfeng Adherence Agreement (the “Amended Consortium Agreement”).

Item 4.                     Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 18, 2016, the Buyer Group delivered a notice (the “Proposal Withdrawal Notice”) to the Special Committee of the Board of Directors of the Issuer which notified the Issuer that the Buyer Group was withdrawing the Proposal and terminating any further discussion with the Issuer regarding the Proposal, with immediate effect.

On August 18, 2016, each of the members of the Buyer Group entered into a Termination Agreement dated as of August 18, 2016 (the “Termination Agreement”) pursuant to which the Buyer Group terminated the Amended Consortium Agreement.

The descriptions of the Proposal Withdrawal Notice and the Termination Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the Proposal Withdrawal Notice and the Termination Agreement, which have been filed as Exhibit 99.2 and Exhibit 99.3, respectively, to this Amendment No. 1 and are incorporated by reference in their entirety into this Item 4.

Item 5.                     Interests in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended by replacing the first paragraph of Item 5(a) and (b) thereof in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No. 1 are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on an aggregate of 385,307,903 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of June 30, 2106, as disclosed in the Company’s current report on Form 6-K filed with the Securities and Exchange Commission on August 17, 2016, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed in the Schedule 13D filed by Gallant Future Holdings Limited, among other persons, with the Securities and Exchange Commission on July 6, 2015. Each Class B Ordinary Share is entitled to 10 votes per share, and each Class A Ordinary Share is entitled to one vote per share.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Proposal Withdrawal Notice and the Termination Agreement, which have been filed as Exhibit 99.2 and Exhibit 99.3, respectively, to this Amendment No. 1, are hereby incorporated by reference in their entirety into this Item 6.

Item 7.                     Material to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated April 7, 2016, by and between the Reporting Persons.*

99.2

Proposal Withdrawal Notice, dated August 18, 2016, addressed to the Special Committee of the Board of Directors of Momo Inc. by Mr. Yan Tang, Matrix Partners China II Hong Kong Limited, Sequoia Capital China Investment Management L.P., Huatai Ruilian Fund Management Co., Ltd., Alibaba Investment Limited and Rich Moon Limited.

99.3

Termination Agreement, dated as of August 18, 2016, by and among Mr. Yan Tang, Matrix Partners China II Hong Kong Limited, Sequoia Capital China Investment Management L.P., Huatai Ruilian Fund Management Co., Ltd., Alibaba Investment Limited and Rich Moon Limited.

*Previously filed on April 7, 2016.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2016

ALIBABA INVESTMENT LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Authorized Signatory

SCHEDULE A-1

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited (“AIL”).  Unless otherwise noted, the business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  AIL does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	General Counsel and Secretary of AGHL

YIP Pak Tung, Jason, Hong Kong	Senior Director of Finance of AGHL

WU Wei (aka Maggie), People’s Republic of China	Chief Financial Officer of AGHL

SCHEDULE A-2

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of AGHL.  Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Unless otherwise noted, the business address for each executive officer listed below is 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China.

Name/Citizenship	Present Principal Occupation
Jack Yun MA, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Executive Chairman of AGHL

Joseph C. TSAI, Canada	Executive Vice Chairman of AGHL

Jonathan Zhaoxi LU, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Vice Chairman of AGHL

Daniel Yong ZHANG, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Director and Chief Executive Officer of AGHL

J. Michael EVANS, Canada	Director and President of AGHL

Masayoshi SON, Japan c/o SOFTBANK CORP. 1-9-1 Higashi-shimbashi Minato-ku, Tokyo, 105-7303 Japan	Director of AGHL; Chairman and Chief Executive Officer of SoftBank Group Corp.

Chee Hwa TUNG, Hong Kong	Independent Director of AGHL; Vice Chairman of the Twelfth National Committee of the Chinese People’s Political Consultative Conference of the PRC

Walter Teh Ming KWAUK, Canada	Independent Director of AGHL; Senior Consultant of Motorola Solutions (China) Co., Ltd.

Jerry YANG, United States	Independent Director of AGHL; Founding Partner of AME Cloud Ventures

Börje E. EKHOLM, United States and Switzerland	Independent Director of AGHL; Head of Patricia Industries Division of Investor AB

Wan Ling Martello, United States	Independent Director of AGHL; Executive Vice President of Nestlé S.A.

WU Maggie Wei, People’s Republic of China c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Chief Financial Officer of AGHL

Jane Fang JIANG, People’s Republic of China	Chief People Officer of AGHL

Jeff Jianfeng ZHANG, People’s Republic of China	Chief Technology Officer of AGHL

Zhenfei LIU, People’s Republic of China	Chief Risk Officer of AGHL

Trudy Shan DAI, People’s Republic of China	Chief Customer Officer of AGHL

Timothy Alexander STEINERT, United States c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	General Counsel and Secretary of AGHL

Jianhang JIN, People’s Republic of China	President of AGHL

Chris Pen-hung TUNG, Republic of China	Chief Marketing Officer of AGHL

Yongfu YU, People’s Republic of China	President of Mobile Internet and Alimama Division of AGHL

Simon Xiaoming HU, People’s Republic of China	President of Alibaba Cloud Computing Division of AGHL

Sophie Minzhi WU, People’s Republic of China	President of Wholesale Marketplaces Division of AGHL

Jessie Junfang ZHENG, People’s Republic of China	Chief Platform Governance Officer and Deputy Chief Financial Officer of AGHL